THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

CONVERTIBLE PROMISSORY NOTE

Series 2021-CF

Principal Amount: $ $[AMOUNT] **Effective Date:** [EFFECTIVE DATE]

For value received **Sidekik USA, LLC**, a Delaware limited liability company (the "Company"), promises to pay to the undersigned investor (the "Holder") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (this "Note") the principal amount set forth above, together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below.

This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the website of the funding portal WeFunder Portal LLC (collectively, the "Holders") for a maximum offering amount of $750,000.00. Holders who are among the first to purchase the Crowdfunding Notes in the aggregate amount of $225,000.00 are known hereinafter as the "Early Investors".

1. Interest Rate. This Note shall accrue simple interest on the outstanding principal amount hereof from the Effective Date at the rate of five percent (5%) per annum or the maximum rate permissible by law, whichever is less, and calculated on the basis of a 365-day year for the actual number of days elapsed.

2. Maturity. On the date that is three (3) years from the Effective Date (the "Maturity Date"), unless earlier converted, the entire principal amount and unpaid accrued interest of this Note shall be converted into Equity Securities (as defined below) at a conversion price equal to

the quotient of the Valuation Cap (as defined below) divided by the Fully-Diluted Capitalization (as defined below).

3. Conversion.

(a) The entire principal amount and unpaid accrued interest of this Note shall be automatically converted into Equity Securities upon the closing of the Company's next equity financing in a single transaction or a series of related transactions yielding gross proceeds to the Company of at least $400,000.00 in the aggregate (excluding the aggregate principal amount of the Crowdfunding Notes) (the "Qualified Financing"), at a conversion price equal to the quotient of (x) a pre-money value for the Company equal to $2,500,000.00 for Early Investors and $4,000,000.00 for all other Holders (as applicable, the "Valuation Cap"), divided by (y) the number of the Company's fully-diluted securities (including conversion or exercise of all of the Company's outstanding convertible or exercisable securities and all outstanding vested or unvested options or warrants to purchase the Company's equity securities and the issuance of all equity securities reserved and available for future issuance under any of the Company's existing equity incentive plans or any equity incentive plan created or expanded in connection with the Qualified Financing) immediately before the closing of the Qualified Financing (the "Fully-Diluted Capitalization"). Notwithstanding the foregoing, "Fully-Diluted Capitalization" excludes conversion of the Crowdfunding Notes (including this Note).

(b) If, after aggregation, the conversion of this Note would result in the issuance of a fractional share or unit, the Company shall, in lieu of issuance of any fractional share or unit, pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share or unit of the class and series of equity securities into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, in the event that the Company consummates a Change of Control (as defined below) prior to the conversion or repayment of this Note, in full satisfaction of the Company's obligations under this Note, this Note will convert into Equity Securities pursuant to Section 3(a) above immediately prior to the closing of such Change of Control.

(d) For purposes of this Note:

(i) "Equity Securities" shall mean (A) with respect to conversion under Section 2 or Section 3(c), the Company's common shares or units; and (B) with respect to conversion under Section 3(a), the same class of the Company's equity securities as those issued in the Qualified Financing.

(ii) "Change of Control" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the equity owners of the Company immediately prior to such consolidation, merger or reorganization,

continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Mechanics of Conversion.

(a) The Holder acknowledges that the conversion of this Note into Equity Securities may require the Holder's execution of certain agreements relating to the purchase and sale of the Equity Securities, as well as registration rights, rights of first refusal and co-sale, rights of first offer and voting rights, if any, relating to such securities (collectively, the "Financing Agreements"), and the Holder agrees to execute all such Financing Agreements.

(b) As promptly as practicable after the conversion of this Note and the issuance of the Equity Securities, the Company (at its expense) will issue and deliver a certificate or certificates evidencing the Equity Securities (if certificated) to the Holder, or if the Equity Securities are not certificated, will deliver a true and correct copy of the Company's share register reflecting the Equity Securities held by the Holder. The Company will not be required to issue or deliver the Equity Securities until the Holder has surrendered this Note to the Company (or provided an instrument of cancellation or affidavit of loss).

4. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the consent of the investors holding a majority of the outstanding principal amount of all then-outstanding Crowdfunding Notes (the "Majority Holders").

5. Security. This Note is a general unsecured obligation of the Company.

6. Company Representations. The Company represents and warrants that:

(a) The Company is a partnership duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this Note is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Holder, has been duly authorized by all necessary actions on the part of the Company. This Note constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors'

rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its certificate of formation; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this Note do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this Note, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Equity Securities issuable hereunder.

(e) The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934, (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

7. Holder Representations. The Holder represents and warrants that:

(a) The Holder has full legal capacity, power and authority to execute and deliver this Note and to perform its obligations hereunder. This Note constitutes a valid and binding obligation of the Holder, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Holder has been advised that this Note and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Holder understands that neither this Note nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Holder is purchasing this Note for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Holder has no present intention of selling, granting any participation in, or otherwise distributing the same. The Holder understands that the Equity Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Holder's representations as expressed herein.

(d) The Holder acknowledges, and is purchasing this Note in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Holder acknowledges that the Holder has received all the information the Holder has requested from the Company and the Holder considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Holder represents that the Holder has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Holder. In deciding to purchase this Note, the Holder is not relying on the advice or recommendations of the Company, and the Holder has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Holder. The Holder understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Holder understands and acknowledges that as a Note investor, the Holder shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Holder understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this Note and the Equity Securities.

(h) The Holder is not (i) a citizen or resident of a geographic area in which the purchase or holding of this Note and the Equity Securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. The Holder hereby represents and agrees that if the Holder's country of residence or other circumstances change such that the above representations are no longer accurate, the Holder will immediately notify Company. The Holder further represents and warrants that it will

not knowingly sell or otherwise transfer any interest in this Note or the Equity Securities to a party subject to U.S. or other applicable sanctions.

(i) If the Holder is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Holder hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in this Note and the Equity Securities will not violate any applicable securities or other laws of the Holder's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in this Note; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in this Note and the Equity Securities. The Holder acknowledges that the Company has taken no action in foreign jurisdictions with respect to this Note (and the Holder's beneficial interest therein) and the Equity Securities.

(j) If the Holder is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Holder of this Note is within the power of the Holder and has been duly authorized by all necessary actions on the part of the Holder; (iii) to the knowledge of the Holder, it is not in violation of its current charter or limited liability company operating agreement, any material statute, rule or regulation applicable to the Holder; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Holder; result in the acceleration of any material indenture or contract to which the Holder is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the purchase price of this Note.

(k) The Holder further acknowledges that it has read, understood, and had ample opportunity to ask the Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l) The Holder represents that the Holder understands the substantial likelihood that the Holder will suffer a TOTAL LOSS of all capital invested, and that the Holder is prepared to bear the risk of such total loss.

8. Governing Law. This Note shall be governed by and construed under the laws of the State of Delaware, as applied to agreements among Delaware residents, made and to be performed entirely within the State of Delaware, without giving effect to conflicts of laws principles.

9. Expenses. Each party will pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this Note.

10. If any action at law or in equity is necessary to enforce or interpret the terms of this Note, the prevailing party will be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

11. Entire Agreement; Amendments and Waivers. This Note constitutes the full and entire understanding and agreement between the parties with regard to the subject hereof. The Company's agreements with each of the holders of the Crowdfunding Notes are separate agreements, and the sales of the Notes to each of the holders thereof are separate sales. Notwithstanding the foregoing, any term of this Note and the other Crowdfunding Notes may be amended and the observance of any term may be waived (either generally or in a particular instance and either retroactively or prospectively) with the written consent of the Company and the Majority Holders. Any waiver or amendment effected in accordance with this Section 11 will be binding upon each holder of a Crowdfunding Note and each future holder of all such Crowdfunding Notes.

12. Assignment. This Note may be transferred only upon its surrender to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee.

13. Cancellation. Upon the payment and/or conversion of the entire principal amount and accrued interest of this Note in accordance with the terms herein, this Note shall be cancelled.

14. Jury Waiver. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS NOTE OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENT, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS CONVERTIBLE NOTE. IN THE EVENT OF LITIGATION, THIS NOTE MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

15. Electronic Signature. Each party may sign this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

[REMAINDER OF PAGE LEFT BLANK INTENTIONALLY]

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this agreement as of [INVESTMENT DATE].

Investment Amount: $[AMOUNT]

COMPANY:

Sidekik USA, LLC

Founder Signature

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

SUBSCRIBER:

[ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited